Predictmedix Deploys Safe Entry's Fit for Duty Screening at
LongArm Engineering

LongArm Engineering to implement Safe Entry fitted with Fit for Duty
Screening at Odessa Texas facility and new Corporate Office

TORONTO, ON / ACCESSWIRE / November 17, 2022 / Predictmedix Inc. (CSE:PMED) (OTCQB:PMEDF) ("Predictmedix" or the "Company"), an emerging provider of rapid health screening solutions powered by a proprietary artificial intelligence (AI), today announced the revenue-generating deployment of Safe Entry to be deployed at LongArm Engineering's Odessa Texas facility, secured by the Company's lead reseller, SBL Testing Technologies.

LongArm Engineering will be implementing Safe Entry at their Odessa Texas facility, a full cycle operation including engineering, electrical, automation, and fabrication. Odessa Texas is in the heart of the Permian Basin, currently one of the largest and most active oil & gas basin hotspots. Safe Entry will be used to screen staff, contractors, clients, and guests to ensure a healthy and safe workplace.

"We see Safe Entry as a tool to maintain a safe workplace amongst our employees, contractors, and clients as they enter our facility. This will ensure prevention of spread of any infectious disease to others and keep our company strong. Our employees are critical to our business and see this as a commitment to their health. Alcohol and Cannabis screening will show we are dedicated to performing our services in a professional environment," said Aaron Young, Managing Partner of LongArm Engineering.

"We are seeing increasing demand for Safe Entry. Businesses and organizations in all market verticals are strengthening their pandemic response strategies. Safe Entry is very differentiated and unique in detecting multiple symptoms of infectious diseases, all on a continuously learning AI platform. It's a key technology within long-term strategies." stated Rich Rollibard from SBL Testing Technologies.

"The global interest in supplying Safe Entry is also increasing. SBL is on-boarding partner companies to supply and support Safe Entry in all regions of the world." Robillard added. "The evolution of Safe Entry technology has been eye opening, and now being able to screen for not only infectious diseases but simultaneously alcohol and cannabis use, is a huge feat. We are excited to see the positive impact it will have on LongArm Engineering's workforce," said Dr. Rahul Kushwah, Interim CEO at Predictmedix.

About LongArm Engineering

LongArm Engineering is one of the Permian Basins' fastest growing full-service automation and electrical firms, with services ranging from well site servicing to major construction projects. To learn more about LongArm Engineering, please click here.

About SBL Testing Technologies Inc.

SBL integrates innovative safety & testing technologies into complex workplaces, aligning to corporate risk profiles, safety programs and operational processes. SBL works with businesses, government agencies, and organizations in all industrial sectors globally, leveraging technology to reduce risk and enhance policy effectiveness. SBL's team has successfully provided risk management, safety solutions and testing technologies for decades, working with leading technology manufacturers from around the globe. SBL's Pandemic Response / Business Continuity solutions are led by a team who have successfully delivered fully integrated solutions to government agencies & Fortune 500 companies worldwide. For more information visit us online at www.sbltt.com

About Predictmedix Inc.

Predictmedix (CSE:PMED) (OTCQB:PMEDF) is an emerging provider of rapid health screening and remote patient care solutions globally. The Company's Safe Entry Stations-powered by a proprietary artificial intelligence (AI) - use multispectral cameras to analyze physiological data patterns and predict a variety of health issues including infectious diseases such as COVID-19, impairment by drugs or alcohol, fatique or various mental illnesses. Predictmedix's proprietary remote patient care platform empowers medical professionals with a suite of AI-powered tools to improve patient health outcomes. To learn more, please visit our website at www.Predictmedix.com or follow us on Twitter, Instagram or LinkedIn.

Investor Relations Contact

Corey Matthews

Investors@predictmedix.com

Caution Regarding Forward-Looking Information:

This news release may contain forward-looking statements and information based on current expectations. These statements should not be read as guarantees of future performance or results of the Company. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that such assumptions will prove to be correct. We assume no responsibility to update or revise them to reflect new events or circumstances. The Company's securities have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. Persons", as such term is defined in Regulations under the U.S. Securities Act, absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in the United States or any jurisdiction in which such offer, solicitation or sale would be unlawful. Additionally, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to be materially different from any Page 4 of 4 future results, performance or achievements expressed or implied by the forward-looking information contained herein, such as, but not limited to dependence on obtaining regulatory approvals; the ability to obtain intellectual property rights related to its technology; limited operating history; general business, economic, competitive, political, regulatory and social uncertainties, and in particular, uncertainties related to COVID-19; risks related to factors beyond the control of the Company, including risks related to COVID-19; risks related to the Company's shares, including price volatility due to events that may or may not be within such party's control; reliance on management; and the emergency of additional competitors in the industry.

All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except required by law.

Disclaimer: "The Company is not making any express or implied claims that its product has the ability to diagnose, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time."

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